

April 17, 2013

Via E-mail
Mr. John C. Lawrence
Chief Executive Officer
United States Antimony Corporation
P.O. Box 643
Thompson Falls, MT 59873

> **Re: United States Antimony Corporation**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed January 8, 2013**
> **Response submitted April 1, 2013**
> **File No. 001-08675**

Dear Mr. Lawrence:

We have reviewed your filing and supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011

Item 11. Executive Compensation, page 31

1.   We note your response to comment one in our letter dated March 21, 2013, and we reissue the comment. Please provide us with draft tabular disclosure that you will include in a further amended Form 10-K to provide the information required by Item 402(p) of Regulation S-K with respect to any outstanding warrants that have been issued to John C. Lawrence and the restricted stock awards that John C. Lawrence and Russell Lawrence received for their services as members of the board of directors. To the extent that you are proposing revisions to the directors' compensation table, in light of the removals from the summary compensation table, please provide us with draft disclosure. We may have further comment.

2.   We note your response to comment two in our letter dated March 21, 2013. Please revise the summary compensation table provided in your response to include the requisite information for Russell Lawrence since the compensation he received for all services rendered in all capacities to the company (including for his services as a director) appears to have been in excess of $100,000. Please also revise the summary compensation table to include information regarding the restricted stock awards received by John C. Lawrence and Russell Lawrence for their services as directors. Additionally, please advise us why the summary compensation table included in the Form 10-K filed on March 14, 2012 included substantial amounts in an "All Other Payouts" column and the summary compensation table provided in your response does not appear to include such amounts in the total compensation, as previously requested.

Item 12. Security Ownership of Certain Beneficial Owners and Management, page 31

3.   We partially reissue comment three in our letter dated March 21, 2013. Please include the requisite information to reflect the total amount of the voting class held by directors and executive officers as a group, including both the common stock and the preferred stock.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please contact Tiffany Piland at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any questions.

                                        Sincerely,

                                        /s/ Pamela Howell
                                        for

                                        John Reynolds
                                        Assistant Director